Exhibit 12

NEENAH PAPER, INC. AND SUBSIDIARIES

STATEMENT REGARDING THE COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Income (loss) from continuing operations before taxes	$34.8	$(6.8)	$(41.9)	$28.5	$29.2
Plus fixed charges	21.7	24.2	26.0	26.1	19.8
Numerator	$56.5	$17.4	$(15.9)	$54.6	$49.0
Interest expense (including amortization of debt issuance costs)	$20.5	$23.4	$25.0	$25.5	$19.4
Interest portion of rent expense (a)	1.2	0.8	1.0	0.6	0.4
Fixed charges	$21.7	$24.2	$26.0	$26.1	$19.8

Ratio of earnings to fixed charges (b)	2.6x	—	—	2.1x	2.5x

(a)          Represents one-third of rent expense which is deemed to be the financing portion of the lease agreements.

(b)         Fixed charges exceeded earnings for the years ended December 31, 2009 and 2008 by $6.8 million and $41.9 million, respectively.